UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

Atrion Corporation
 (Name of Issuer)

Common Shares
 (Title of Class of Securities)

049904105
 (CUSIP Number)

John P. Stupp, Jr.
President
Stupp Bros., Inc.
3800 Webber Road
St. Louis, MO 63125
(314) 638-5000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies To:
B. G. Minisman, Jr., Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
420 20th Street North, Suite 1400
Birmingham, Alabama  35203
 (205) 328-0480

General Update
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box  /  /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	049904105

1.	Names of Reporting Persons.
Stupp Bros., Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	............................................................................................................................................................................................	☐
(b)	............................................................................................................................................................................................	☐

3.	SEC Use Only ...................................................................................................................................................................

4.	Source of Funds (See Instructions)..............................................................................................................................	OO

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........................................	☐

6.	Citizenship or Place of Organization	Missouri

	7.	Sole Voting Power	135,000
Number of
Shares
Beneficially	8.	Shared Voting Power	0
Owned by
Each
Reporting	9.	Sole Dispositive Power	135,000
Person
With	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................................................................	135,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................................	☐

13.	Percent of Class Represented by Amount in Row (11)...............................................................................................	6.7%

14.	Type of Reporting Person (See Instructions)	CO

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission by Stupp Bros., Inc. on May 7, 1999, which Schedule 13D relates to the common stock, par value $.10 per share (the "Shares"), of Atrion Corporation, a Delaware corporation (the "Issuer").

Item 2.  Identity and Background.

Item 2 of Schedule 13D is amended to change the address of Stupp Bros., Inc. to 3800 Weber Road, St. Louis, MO 63125 and is supplemented by the following:

The name, address, principal occupation or employment, involvement in certain proceedings and citizenship of each director and executive officer of Stupp Bros., Inc., and of each voting trustee of the voting trust are set forth in Schedule 1 hereto and are incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and supplemented as follows:

John P. Stupp, Jr., President of Stupp Bros., Inc. owns Shares.  Information regarding his ownership of Shares is incorporated herein by reference to the Schedule 13D filed by him on April 30, 1999, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Stupp on January 4, 2013.

Robert P. Stupp no longer owns any Shares, and Erwin P. Stupp is no longer an officer or director of Stupp Bros., Inc.

Jerry E. Shea, Jr., President of Bayou Coating, LLC and a director of Stupp Bros., Inc. owns 200 Shares that were purchased by him and his wife jointly on September 14, 2010 using personal funds.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is amended and supplemented as follows:

Information regarding the purpose of John P. Stupp, Jr.’s acquisition of Shares is incorporated herein by reference to the Schedule 13D filed by him on April 30, 1999, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Stupp on January 4, 2013.

Jerry E. Shea, Jr. acquired the Shares owned by him and his wife for investment purposes and may, from time to time, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the Shares, other available opportunities available, general economic conditions, regulatory conditions, financial and stock market conditions and other considerations, acquire additional Shares or dispose of Shares, either in the open market or in private transactions, or combinations thereof.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)  Stupp Bros., Inc. is the beneficial owner of 135,000 Shares, representing approximately 6.7% of the Issuer’s outstanding Shares.

Information regarding John P. Stupp, Jr.’s interest in securities of the Issuer is hereby incorporated herein by reference to the Schedule 13D filed by him on April 30, 1999, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Stupp on January 4, 2013.

Jerry E. Shea, Jr. is the beneficial owner of 200 Shares, representing less than 0.01% of the Issuer’s outstanding Shares.  Mr. Shea shares voting and investment power over said 200 Shares with his wife.  He has not effected any transactions in the Shares in the last 60 days.  No person other than Mr. Shea and his wife has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by him.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The 135,000 Shares owned by Stupp Bros., Inc. are pledged as collateral for Stupp Bros., Inc.’s working capital line of credit with a consortium of banks led by U.S. Bank National Association.  The line of credit has standard default provisions.

Information regarding John P. Stupp, Jr.’s contracts, arrangements, understandings or relationships relating to the securities of the Issuer is hereby incorporated herein by reference to the Schedule 13D filed by him on April 30, 1999, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Stupp on January 4, 2013.

Item 7.  Material to be Filed as Exhibits

Schedule 13D filed by John P. Stupp, Jr. on April 30, 1999, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Stupp on January 4, 2013 (incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2013

Stupp Bros., Inc.

By: /s/ John P. Stupp, Jr.
      John P. Stupp, Jr.
Its: President

Schedule 1

The following table sets forth the name, residence or business address, present principal occupation or employment of each of the directors and executive officers of Stupp Bros., Inc. and each of the trustees of the voting trust holding Stupp Bros., Inc. stock.

1.	(a)	Robert P. Stupp

	(b)	3800 Weber Road
St. Louis, MO 63125

	(c)	Chairman of the Board
Stupp Bros., Inc.
3800 Weber Road
St. Louis, MO 63125

2.	(a)	John P. Stupp, Jr.

	(b)	3800 Weber Road
St. Louis, MO 63125

	(c)	President
Stupp Bros., Inc.
2800 Weber Road
St. Louis, MO 63125

3.	(a)	R. Philip Stupp, Jr.

	(b)	3800 Weber Road
St. Louis, MO 63125

	(c)	Executive Vice President, Secretary and Assistant Treasurer
Stupp Bros., Inc.
3800 Weber Road
St. Louis, MO 63125

4.	(a)	Kenneth J. Kubacki

	(b)	3800 Weber Road
St. Louis, MO 63125

	(c)	Retired

5.	(a)	Thomas L. Turner

	(b)	3800 Weber Road St. Louis, MO 63125

	(c)	Treasurer, Chief Financial Officer and Assistant Secretary Stupp Bros., Inc. 3800 Weber Road St. Louis, MO 63125

6.	(a)	R. Michael Bickel

	(b)	3800 Weber Road St. Louis, MO 63125

	(c)	Vice-President and Chief Information Officer Stupp Bros., Inc. 3800 Weber Road St. Louis, MO 63125

7.	(a)	John B. Roosa

	(b)	3800 Weber Road St. Louis, MO 63125

	(c)	Vice President and Chief Technology Officer Stupp Bros., Inc. 3800 Weber Road St. Louis, MO 63125

8.	(a)	Edward L. Scram

	(b)	12555 Ronaldson Road Baton Rouge, LA 70807

	(c)	President and Chief Operating Officer Stupp Corporation (a division of Stupp Bros., Inc.) 12555 Ronaldson Road Baton Rouge, LA 70807

9.	(a)	Jerry E. Shea, Jr.

	(b)	5200 Curtis Lane New Iberia, LA 70560

	(c)	President Bayou Coating, LLC 5200 Curtis Lane New Iberia, LA 70560

10.	(a)	Ronald T. Barnes

	(b)	2191 Lemay Ferry Road St. Louis, MO 63125

	(c)	Chairman Midwest BankCentre (a community bank) 2191 Lemay Ferry Road St. Louis, MO 63125

11.	(a)	Thomas T. Turner

	(b)	3800 Weber Road St. Louis, MO 63125

	(c)	Vice President Human Resources Stupp Bros., Inc. 3800 Weber Road St. Louis, MO 63125

During the last five years, none of the foregoing persons has been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.   All of the foregoing persons are citizens of the United States.